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                                                                    Exhibit 12.1


                      TRINET CORPORATE REALTY TRUST, INC.
                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                     EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

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
                                   12 Months   12 Months   12 Months   12 Months   12 Months
                                     Ended       Ended       Ended       Ended        Ended
                                    12/31/97    12/31/96    12/31/95    12/31/94    12/31/93

Net income before extraordinary
   charges and gains on sale of     $54,234     $24,835     $20,234     $15,912      $6,767
   real estate

Plus: Fixed charges
   Interest expenses*                25,845      20,768      17,329       6,726       2,883
   Finance expenses - related party                                                   1,326
   Interest expenses - related party                                                    433
   Amortization of debt expense*                  2,837       3,595       2,941       1,132

Total fixed charges                 $25,845     $23,605     $20,924     $ 9,667     $ 5,774

Adjusted earnings             (3)   $80,079     $48,440     $41,158     $25,579     $12,541

Total Fixed charges           (2)   $25,845     $23,605     $20,024     $ 9,667     $ 5,774

Preferred dividends           (1)   $ 9,552     $ 3,646

Ratio of Earnings to Fixed Charges
   ( 3 DIVIDED BY 2)                   3.10        2.05        1.97        2.65        2.17

Ratio of Earnings to Combined
   Fixed Charges and Preferred
   Stock Dividends
   ( 3 DIVIDED BY (1+2))               2.26        1.78         N/A         N/A         N/A

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* As of January 1, 1997, amortization of debt expense is included in interest expense.